UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000‑55133

Kubota Pharmaceutical Holdings Co., Ltd.
(Exact name of registrant as specified in its charter)

Kasumigaseki Tokyu Building, 4F, 3-7-1 Kasumigaseki, Chiyoda-ku,
Tokyo 100-0013, Japan
+81 3-6550-8928
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	[X]	Rule 12h-6(d) (for successor registrants)	[X]

Rule 12h-6(c) (for debt securities)	[ ]	Rule 12h-6(i) (for prior Form 15 filers)	[ ]

EXPLANATORY NOTE

This Amendment No. 1 to the Form 15 of Kubota Pharmaceutical Holdings Co., Ltd. (the “Company”), originally filed on December 6, 2017, is being filed solely to enable the Company to file a post-effective amendment to its Registration Statement on Form S-3 (No. 333-208692) and a post-effective amendment to its Registration Statement on Form S-8 (No. 333-214935) to remove from registration any and all unsold securities that were registered and have not been, and will not be, sold pursuant to such Registration Statements, in accordance with the Company’s undertakings set forth in such Registration Statements.

PART I
Item 1. Exchange Act Reporting History
A. Kubota Pharmaceutical Holdings Co., Ltd. (the “Company”) first incurred the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about November 30, 2016, being the date that Acucela Inc. (“Acucela US”) completed a corporate reorganization resulting in the change in place of incorporation, pursuant to which the Company became the publicly traded parent company. The corporate reorganization was effected pursuant to an Agreement and Plan of Merger, dated as of August 9, 2016, by and among Acucela US, Acucela North America Inc., a Washington corporation and wholly-owned subsidiary of the Company (“US Merger Co”), and the Company (the “Merger Agreement”). At the effective time of the merger, (1) Acucela US was merged with US Merger Co, with US Merger Co surviving the merger as a wholly-owned subsidiary of the Company and being renamed Acucela Inc., and (2) each issued and outstanding share of common stock of Acucela US (“Acucela US Common Stock”) was cancelled and converted into the right to receive one share of the Company’s common stock (“Company Common Stock”).
The distribution of Company Common Stock was registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-4 (File No. 333-210469) (as amended, the “Merger Registration Statement”) filed by the Company, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 17, 2016.
Acucela US first incurred the duty to file reports under the Exchange Act on February 3, 2014, when Acucela US’s Registration Statement on Form S-1 (File No. 333-192900) was declared effective by the SEC. The Company Common Stock was deemed registered under Section 12(g) of the Exchange Act on November 30, 2016 concurrently with the completion of the corporate reorganization pursuant to Rule 12g-3(a) of the Exchange Act.
B. The Company and Acucela US, as the predecessor of the Company, have filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding SEC rules for the 12 months preceding the filing of this Form 15F, and have filed at least one annual report under section 13(a) of the Exchange Act. In accordance with Rule 12h-6(d)(2) of the Exchange Act, the reporting history of Acucela US, whose reporting obligations the Company has assumed pursuant to Rule 12g-3 of the Exchange Act may be taken into account when considering the reporting history of the Company in determining whether the Company meets the prior reporting requirement under Rule 12h-6(a)(1) of the Exchange Act.
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act on November 30, 2016 pursuant to the Merger Registration Statement.
Prior to filing this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under a Registration Statement on Form S-8 (File No. 333-214935) and a Registration Statement on Form S-3 (File No. 333-208692).
Item 3. Foreign Listing and Primary Trading Market
A. - B. The Company has maintained a listing of the Company Common Stock on the Tokyo Stock Exchange Mothers Market (“TSE”), the primary trading market (as defined in Rule 12h-6(f) of the Exchange Act) for the Company Common Stock, in Tokyo, Japan (the “Primary Jurisdiction”) since December 5, 2016. Thus, the Company has maintained a listing of the Company Common Stock for a period that is longer than 12 months prior to the filing of this Form 15F.
C. To the knowledge of the Company, for the period commencing on December 5, 2016 and ended on and including December 5, 2017 (the “Recent Trading Period”), the percentage of worldwide trading in the Company Common Stock that occurred in the Primary Jurisdiction was 100%, and as such the primary trading market is larger than the trading market for the Company Common Stock in the United States during the same period.
Item 4. Comparative Trading Volume Data
A. The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 5, 2016 and the last day of such Recent Trading Period is December 5, 2017.
B. During the Recent Trading Period, the average daily trading volume of the Company Common Stock: (a) in the United States was 0 shares, and (b) on a worldwide basis was 84,996 shares.
C. During the Recent Trading Period, the average daily trading volume of the Company Common Stock in the United States as a percentage of the average daily trading volume of the Company Common Stock worldwide was approximately 0%.
D. The Company has not delisted the Company Common Stock from a national securities exchange or inter-dealer quotation system in the United States.
E. The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Company Common Stock.
F. The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is TSE.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on December 5, 2017 (the “News Release”), disclosing its intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.
B. The News Release was disseminated in the United States via Business Wire.
Item 8. Prior Form 15 Filers
Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
The Company’s Common Stock is held by fewer than 300 holders resident in the United States and the Company does not intend to rely upon the exemption afforded by Rule 12g3-2(b).

PART III
Item 10. Exhibits
The following exhibit is attached hereto:

Exhibit Number	Description
99.1	News Release of the Company dated December 5, 2017.
Item 11. Undertakings
The Company hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, the Company has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that it used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Kubota Pharmaceutical Holdings Co., Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Kubota Pharmaceutical Holdings Co., Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
Date:	December 6, 2017	By:	/s/ John Gebhart
		Name:	John Gebhart
		Title:	Chief Financial Officer